EX-4.1

Cooperation Framework Agreement

THIS Cooperation Framework Agreement (Agreement) is made as of the ____ day of August 2005, in Beijing PRC., by and between:

Biosphere Development Corp.,

Shenzhen Branch of Yankuang Group Co., Ltd.,

And

Shenzhen Rayes Group Co., Ltd.,

referred to from time to time collectively as the "Parties."

Whereas

a)
Biosphere Development Corp., is a subsidiary of Global Environmental Energy Corp., (GEECF Nassau), a corporation registered in Commonwealth of Bahamas and publicly traded on stock markets both in Germany and the United States (GEECF: NASDAQ OTCBB; Deutsche Borse Frankfurt DE:GLI);

b)
Shenzhen Branch of Yankuang Group Co., Ltd., is the Shenzhen branch of Yankuang Group Co., Ltd., a group corporation engaged in coal, coal chemistry, electrolytic aluminum, electricity generation, construction materials, mechanical process, trading etc. Yanzhou Coal Corp, a subsidiary controlled by Yankuang Group Co., Ltd., is a coal industry company listed in the stock markets of New York, Hong Kong and Shanghai;

c)	Shenzhen Rayes Group Co., Ltd., is a limited liability company incorporated in Shenzhen, PRC whose major business scope covers information technology service, trading and investment management;

d)
Global Environment Energy Corp enjoys a license to a technology known as the Biosphere Process™[1]System from McCormack Consultants, the ultimate owner of the said technology. Subject to the approval of McCormack Consultants, and contractual obligations between McCormack Consultants and Global Environment Energy Corp., Biosphere Development Corp., enjoys the global right (including the rights to license any third party) to manufacture, sell and operate the Biosphere System™. The Biosphere System™ is an advanced waste treatment and power generation technology which it is recognized offers great commercial value;

e)
Shenzhen Branch of Yankuang Group Co., Ltd., and Shenzhen Rayes Group Co., Ltd., with the competitive advantages in financing and marketing network for the commercial application and promotion of the Biosphere System™ in PRC, are able to handle and complete successfully the legal formalities such as governmental approval for the project, environmental permit and other procedures necessary for the operation of the project, as well as to obtain the most preferential policy and support from the governments at all levels in PRC;

f)
Biosphere Development Corp., Shenzhen Branch of Yankuang Group Co., Ltd. and Shenzhen Rayes Group Co., Ltd., intend to cooperate with each other in the project of commercial application of the Biosphere System™ in PRC;

g)
Biosphere Development Corp., Shenzhen Branch of Yankuang Group Co., Ltd. and Shenzhen Rayes Group Co., Ltd. have reached consensus in principle concerning the cooperation by signing the Letter of Intent on 20 January 2005 and the Memorandum of Understanding on 24 March 2005.

Under the abovementioned circumstances and through friendly negotiation, Biosphere Development Corp.,, Shenzhen Branch of Yankuang Group Co., Ltd., and Shenzhen Rayes Group Co., Ltd., agree to enter into this Agreement on the cooperation:

1. Definition and Interpretation

1 Biosphere, Biosphere System™, Biosphere Process and Biosphere Process™ System are copyright trademarks of the Life Energy Partnership 1994, and of McCormack Consultants.

1.1	Unless otherwise expressed in this Agreement, the following words and phrases shall have the meanings as provided below:

“This Agreement”
shall mean this Agreement and all of its schedules as amended from time to time. The terms and conditions set forth herein constitute the entire     understanding of the Parties and replace and supersede any prior understandings or agreements either written or oral.

“PRC Parties”	shall mean Shenzhen Branch of Yankuang Group Co., Ltd., and Shenzhen Rayes Group Co., Ltd.

“Biosphere System™”
shall mean the technology and proprietary system commonly referred to as the Biosphere Process™ System, all components thereof and associated know thereto developed prior to this Agreement or during the course of the undertakings called for in this Agreement, including any improvements, developments, modifications and upgrading thereto recognized by all parties hereto as owned in perpetuity by McCormack Consultants for the treatment of civic everyday wastes and generation of electricity from such treatment;

“Project”	shall mean the project of commercial application of Biosphere System™ in PRC in which all parties will cooperate;

“GEECF”
shall mean Global Environmental Energy Corp, the parent company of Biosphere Development Corp., and a corporation registered in Commonwealth of   Bahamas and publicly traded on stock markets both in Germany and the United States (GEECF: NASDAQ OTCBB; Deutsche Borse Frankfurt DE:GLI);

“BVI1”	a new “to be formed company” which will be incorporated in the British Virgin Islands and controlled by Shenzhen Rayes Group Co., Ltd.

“BVI2”	a new “to be formed company” which will be incorporated in the British Virgin Islands and controlled by Shenzhen Branch of Yankuang Group Co., Ltd.

“Licensing Asia”	a new “to be formed company” which will be incorporated in the British Virgin Islands and controlled by Biosphere Development Corp., and BVI1;

“Bio/Yankuang Hong Kong Listed”	a new “to be formed company” which will be incorporated in the British Virgin Islands and controlled by Biosphere Development Corp., and BVI2;

“EEI””
shall mean Shenzhen Environmental Energy Investment Holding Company Limited (the name of EEI is subject to approval of the SAIC or its branches), a Sino-foreign joint venture company to be incorporated by “Bio/Yankuang Hong Kong Listed” and Shenzhen Branch of Yankuang Group Co., Ltd.;

“EET”	shall mean Shenzhen Environmental Energy Technology Company Limited to be incorporated by Shenzhen Rayes Group Co., Ltd.;

“Local Operating Companies”
shall mean the new “to be formed companies” which will be incorporated in the PRC in accordance with the marketing development plan by EEI  (holding 51% of the equity shares of the Local Operating Companies) and EET (including any third parties designated by EET, holding 49% of the equity shares of the Local Operating Companies) to apply the Biosphere System™ for waste treatment and generation of electricity power;

“PRC”	shall mean People’s Republic of China. For the purpose of this Agreement, PRC shall not include Hong Kong Special Administration Region, Macau Special Administration Region and Taiwan Province;

“Working Days”	shall mean the normal bank working days in PRC and USA;

“Force Majeure”
shall mean unforeseeable, unavoidable and uncontrollable occurrence or/and circumstance that prevent any party or all parties to perform their obligations under this Agreement, which includes but not limited to the changes of laws and legislations, governmental act, natural disasters such as earthquakes, flooding etc.

1.2
Reference to the “Shenzhen Branch of Yankuang Group Co., Ltd.”, the “Shenzhen Rayes Group” and “Biosphere Development Corp.” also include reference to their respective affiliates and successors, whether by operation of law or otherwise.

2. Scope and Objective of Cooperation

2.1  Scope of Cooperation

Based upon the Biosphere System™ technology, the Parties to this Agreement decide to jointly develop the civic waste treatment and electricity generation projects in PRC market and promote the development of civic waste treatment industry and environment protection industry in PRC.

2.2  Objective of Cooperation

The Parties will try their best endeavor to build no less than 1300 units of Biosphere System™ waste treatment systems in the cities all around PRC within 5 years, for the purpose of gaining satisfactory economic interests and investment return to all Parties as well as bringing about positive social effects.

3、  Structure of Cooperation

3.1  Structure of Cooperation

The structure of cooperation among all Parties to this Agreement is described in Schedule 1 attached hereto.

3.2  Establishment and Function of Licensing Asia

Biosphere Development Corp., and BVI1, a company controlled by Shenzhen Rayes Group Co., Ltd., will jointly incorporate Licensing Asia in Hong Kong.

Biosphere Development Corp. shall make the capital contribution of USD 51,000 in cash to Licensing Asia to hold 51% of the equity shares of Licensing Asia. BVI1 shall make the capital contribution of USD 49,000 in cash to Licensing Asia to hold 49% of the equity shares of Licensing Asia.

The functions of Licensing Asia include (without limitation):

a)	to serve as the entity to make investment and conduct market promotion activities in PRC and Asia on behalf of Biosphere Development Corp.;

b)
Biosphere Development Corp. will grant a license to the Biosphere System™ technology and relevant rights thereto to Licensing Asia in return for a license fee. This license will liscence Licensing Asia to l sub-license the PRC Parties in return for a license fee to manufacture, market, sell and operate the Biosphere System™ equipments;

c)	to establish the the first Chinese Biosphere Process System and to the provide a center of Biosphere Process Technology expertise in China;;

d)	to serve other such functions as may agreed from time to time jointly by Biosphere Development Corp. and Shenzhen Rayes Group Co., Ltd.

3.3  Incorporation and Functions of “Bio/Yankuang Hong Kong Listed”

Biosphere Development Corp. and BVI2, a company controlled by Shenzhen Branch of Yankuang Group Co., Ltd., will jointly incorporate “Bio/Yankuang Hong Kong Listed” in Hong Kong. The cash capital of “Bio/Yankuang Hong Kong Listed” shall be no less than USD 4.5 million and the registered capital of “Bio/Yankuang Hong Kong Listed” shall be no less than USD 15 million, in order to satisfy the capital requirement to incorporate EEI.

Biosphere Development Corp., will use _”X”_number_ shares of Global Environmental Energy Corp. (with the market value of USD 13.125 million at the time of signature of this Agreement and discounted by 20% as USD 10.5 million) to make capital contribution to “Bio/Yankuang Hong Kong Listed” to hold 70% of the equity shares of “Bio/Yankuang Hong Kong Listed”; BVI2 shall make the capital contribution of USD 4.5 million in cash to “Bio/Yankuang Hong Kong Listed” to hold 30% of the equity shares of “Bio/Yankuang Hong Kong Listed”.

In recognition of Shenzhen Branch of Yankuang Group Co., Ltd.’s compromise with Biosphere Development Corp. in terms of shareholding ratio in “Bio/Yankuang Hong Kong Listed”, Biosphere Development Corp., will grant to Shenzhen Branch of Yankuang Group Co., Ltd., or any other party designated by Shenzhen Branch of Yankuang Group Co., Ltd., the option to purchase one million five hundred thousand (1,500,000) shares of Global Environmental Energy Corp., at USD$0.558 per share.

The functions of “Bio/Yankuang Hong Kong Listed” include:

a)	to establish the channel of investment and financing for the purpose of application of Biosphere System™ in PRC market and development of the Project;

b)	to serve as the entity to incorporate and manage EEI on behalf of Biosphere Development Corp;

c)	to carry out the supervision and management of EEI and the Local Operating Companies as the shareholder/investor

d)	to serve other functions agreed by Biosphere Development Corp. and the PRC Parties.

3.4 Incorporation and Functions of EEI

“Bio/Yankuang Hong Kong Listed” and Shenzhen Branch of Yankuang Group Co., Ltd. will jointly incorporate EEI in Shenzhen, PRC.

The registered capital of EEI upon its incorporation shall be USD 10 million. “Bio/Yankuang Hong Kong Listed” shall make the capital contribution of USD 4 million in cash to EEI to hold 40% of the equity shares of EEI; Shenzhen Branch of Yankuang Group Co., Ltd. shall make the capital contribution in cash in RMB equivalent to USD 6 million to hold 60% of the equity shares of EEI.

The functions of EEI include:

a)	to invest in and control the Local Operating Companies;

b)	to establish the manufacturing base for production of Biosphere Process System™’s in China;

c)
to, together with EET, obtain the authorization to manufacture and sell the full set of Biosphere System™ equipments and arrange the production of the equipments in accordance with market demand in China;

d)	to serve other functions as agreed by all parties.

3.5   Functions of EET

The functions of EET include:

a)	to invest in the Local Operating Companies

b)
to procure other investors to invest in the Local Operating Companies by offering for sale up to but not more than 19% of the Local Operating Company, such sale would result in a shareholding in the local operating company of : 30% to EET, 51% to EEI and 19% to other investors. Proceeds from the sale of any portion of the intended local operating companies attained from such sale would be invested in the local operating company.

c)
to complete, with the assistance of Shenzhen Branch of Yankuang Group Co., Ltd., the relevant legal formalities for the approval for the Project, environment permit and other procedures necessary for the operation of the Project;

d)	to communicate and coordinate with the PRC governments at all levels to assure the smooth operation of the Projects.

4. Phases of the Operation of the Project

4.1 Incorporation of and Capital Contribution to Licensing Asia and “Bio/Yankuang Hong Kong Listed”

The incorporation of Licensing Asia shall be completed before 30 September 2005. Biosphere Development Corp. and Shenzhen Rayes Group Co., Ltd. shall jointly authorize the intermediate agency in Hong Kong to complete the incorporation work. The relevant cost shall be born by Biosphere Development Corp. and Shenzhen Rayes Group Co., Ltd. in proportion to the shares held by them.

The incorporation of “Bio/Yankuang Hong Kong Listed” shall be completed before 30 September 2005. Biosphere Development Corp. and Shenzhen Branch of Yankuang Group Co., Ltd. shall jointly authorize the intermediate agency in Hong Kong to complete the incorporation work. The relevant cost shall be born by Biosphere Development Corp. and Shenzhen Branch of Yankuang Group Co., Ltd. in proportion to the shares held by them.

4.2 Establishment of the first Chinese Biosphere Process System

Biosphere Development Corp. shall provide for agreed key components to include a venturi, shredder and pelletizer, for the first Chinese Biosphere Process System waste treatment system to be supplied on account to Licensing Asia. Biosphere Development Corp. Biosphere Development Corp., will use its best efforts to provide these components within 90 days of the date of this agreement.

The cost/expense to build the first Chinese Biosphere Process System shall be born by Licensing Asia and the relevant interests and rights shall be enjoyed by Licensing Asia.

Licensing Asia will subject to regulatory approval incorporate and own a wholly foreign owned limited company in PRC at the proper time to serve as the legal entity and owner for the first Chinese Biosphere Process System and to the provide a center of Biosphere Process Technology expertise in China.

4.3 Establishment of Second Stage Biosphere Process System deployments in China.

The Parties shall choose the suitable cities (Shenzhen, Yantai and Guiling as initially determined by all Parties) to establish an additional 3 to 5 Biosphere Process System’s before 30 June 2006 and establish no less than 30 Biosphere Process System’s before 31 December 2006.

4.4 Financing

The Parties will provide the fund for the further development of the Project by means of bank loan or direct financing in the capital market. The detailed financing scheme will be determined in accordance with the actual market conditions.

4.5 Establishment of Manufacture Base

EEI shall be responsible for the establishment of the manufacture base for the equipments of Biosphere System™ waste treatment System™s. Shenzhen Branch of Yankuang Group Co., Ltd. shall provide the appropriate place and equipments for a market price to be agreed.

The EEI shall, under contract from Biosphere Development Corp. and Licensing Asia, manufacture, market, sell, deliver, commission and service the Biosphere System™ equipments within PRC according to the terms and conditions of a Manufacturing Alliance Agreement to be negotiated and agreed between EEI, Biosphere Development Corp. and McCormack Consultants. The sales price to the Local Operating Companies shall be determined by all parties pursuant to the principles of fairness and good faith.

Neither Biosphere Development Corp., Global Environmental Energy Corp nor McCormack Consultants shall grant to any of the other parties hereto any sales, marketing or manufacturing rights to the Biosphere Technology or the Biosphere Systems outside of the PRC.

4.6 Operational Phases

The operational phases of the Project are illustrated in Schedule 2 to this Agreement.

5 Intellectual Property Rights

5.1 Advancement and Reliability of Biosphere System

Biosphere Development Corp. hereby undertakes that Biosphere System is able to adapt to the characteristics of the civic waste in PRC (high percentage of water, low percentage of combustible) and the treatment of waste water and waste gas during the process is in compliance with the exhaust emission standard of PRC at a competitive cost. Biosphere Development Corp. shall be responsible for the advancement and reliabity of Biosphere System.

5.2 Ownership of the Biosphere System™

All Parties to this Agreement acknowledge that none of “Bio/Yankuang Hong Kong Listed”, EEI, EET and the Local Operating Companies enjoys the ownership of Biosphere System™.

As the entity authorized by Biosphere Development Corp. to hold, control and develop the Biosphere System™, Licensing Asia enjoys the right of application for patents in connection with the Biosphere System™ in Hong Kong and PRC.

5.3 Licensing

Biosphere Development Corp. will grant Licensing Asia with the relevant rights and interests of Biosphere System™. The PRC Parties shall obtain the rights to manufacture and sell the Biosphere System™ equipments under contract only and exclusively from Licensing Asia by paying the licensing fee to Licensing Asia.

Biosphere Development Corp. undertakes that it shall not terminate the above authorization to the PRC Parties provided that the PRC Parties have paid the agreed licensing fee.

The abovementioned licensing fee shall agreed to be negotiated between the parties from time to time but will initially be set at at a rate of USD 10,000 per 1mw/hr.

5.4 Intellectual Property Rights Protection

All parties to this Agreement (including their representatives, agents and management staff) shall bear the obligation of confidentiality in relation to the Biosphere System™ technology in order to protect the intellectual property rights of Biosphere System™ owned by McCormack Consultants as successively licensed to Global Environmental Energy Corp, Biosphere Development Corp. and Licensing Asia.

5.5 Interference

No Party will knowingly interfere with any negotiation, arrangement or prospective business relationships then in process of being developed by any Party. Furthermore, no Party will at any time during the term of this Agreement and for a minimum of six (6) months after termination enter into any agreement or arrangement with any other person or entity which would infringe upon the rights or the interests of any Party as provided for in this Agreement.

5.6 Documentation, Records, Audit

When requested by Global Environmental Energy Corp or McCormack, all parties hereto shall provide copies of all documents relating to the services performed under this agreement including bids, test results, laboratory analyses, plans, blue prints, designs, drawings, audits, financial reports, sales contracts, or any other information related to manufacture, marketing, sale and use of the Systems and all parties shall maintain a complete documentary record of any and all undertakings performed under this Agreement. All parties shall maintain true and correct records in connection with each service performed and all undertakings related thereto and shall retain all such records for sixty months (60) months after the end of the calendar year in which the last service or undertaking pursuant to this Agreement was performed.

Global Environmental Energy Corp or McCormack may, at any time, at the expense of Licensing Asia audit all records of the parties. The right of audit by Global Environmental Energy Corp or McCormack shall be good for two years after the termination of this Agreement. Any error or discrepancy disclosed as the result of such audit shall be promptly corrected and any monies due any Party shall be promptly paid by the obliged Party.

6. Confidentiality

All Parties shall keep all documents, data, related commercial information, operational methods, expertise and other relevant secret information strictly confidential and shall not disclose the said information to any third parties. The Parties to this Agreement agree that such confidential information may be disclosed to their attorneys, financial advisors or other professional consultants for their professional advice provided that they bear the same obligation of confidentiality as contained herein.

The obligation of confidentiality shall not be applicable to information already published or known by the general public for whatever reasons, nor shall it be applicable to disclosure required by laws or by orders of courts of competent jurisdiction.

7 Force Majeure

In case that any party is prevented from or delayed by reason of Force Majeure in fully or partly performing its obligations under this Agreement, such party shall not be held liable for breach of contract, provided that such party takes all necessary measures to mitigate the loss arising from the Force Majeure.

The party who is affected by the event of Force Majeure shall give a notice to other parties in writing as soon as possible and submit a written report to other parties stating the reasons for the non-performance, partial performance or delayed performance within 15 days after the occurrence of the Force Majeure.

8 Breach of Contract

All parties shall perform their obligations strictly in accordance with this Agreement. In case of violation of this Agreement, the breaching party shall compensate the non-breaching parties for the losses and be responsible for other responsibilities as imposed by law, whether or not this Agreement is terminated.

9 Amendments

Any amendments to this Agreement shall be made in writing, duly executed by the legal representatives or authorized representatives of all Parties and stamped with the company chops of all Parties.

10 Governing Law

The signing, performance and dispute settlement of this Agreement shall be governed by the laws of Commonwealth of Bahamas.

11. Dispute Settlement

Any dispute arising out of or in connection with this Agreement shall be settled by the parties through friendly consultation. If settlement can not be reached through friendly consultation, the dispute shall be submitted to the Hong Kong International Arbitration Centre for arbitration in accordance the arbitration rules currently in force. The venue of the arbitration shall be Hong Kong.

The parties to this Agreement shall continue to perform this Agreement during the course of arbitration except for the part under arbitration.

12. Integrity and Nature of This Agreement

This Agreement shall supersede all previous oral or written proposals, undertakings, memorandum of understandings, letters of intent, minutes or any other contracts between parties regarding the subject matter.

As the legal document making the overall arrangement for the cooperation between and among the parties to this Agreement, this Agreement sets out the principles of cooperation, the framework for the cooperation and the phases to push forwards the cooperation. Parties to this Agreement shall, in accordance with the stipulations of this Agreement, push the cooperation forward and sign the specific commercial contracts, agreements and relevant documents in order to realize the relevant commercial arrangements under this Agreement.

13. Language

This Agreement shall be signed in Chinese and English. In case of any discrepancy between these two versions, the English version shall prevail.

14. Notice

Any notice and correspondence under this Agreement shall be delivered in writing to the following postal addresses:

Biosphere Development Corp.
Dr. CA McCormack,
Frederick House,
Frederick Street,
PO Box N-8303
Nassau
Commonwealth of the Bahamas

Shenzhen Branch of Yankuang Group Co., Ltd.
Mr. Wang Changyou
Floor 22, Building 4, Pensheng Village, Baguayi Rd., Shenzhen, PRC

Shenzhen Rayes Group Co., Ltd.
Mr. Wang Xinping
Building A, Taifen Plaza, Haicheng Rd, Xixiang Matou, Bao’an District, Shenzhen, PRC

Any notice, invoice or communication shall be deemed to have been validly and duly served after seven (7) days from the date of its registered delivery by either FEDEX, DHL or UPS to any party.

15. Valid Authorization

The Parties to this Agreement all undertakes that they have obtained the lawful and valid authorization to execute this Agreement.

16. Signing and Effectiveness

This Agreement shall come into force once it is signed by the legal representative or authorized representative of all Parties and stamped with the company chops of all Parties. This Agreement has three originals and each Party shall retain one signed original.

17. Schedules

The schedules to this Agreement are the integral part of this Agreement which include:

Schedule 1: Diagram of Cooperation Structure

Schedule 2: Diagram of Operation Phase

Signature:

Biosphere Development Corp.

Authorized Representative: Dr CA. McCormack

Signature:	Date:

Shenzhen Branch of Yankuang Group Co., Ltd.

Authorized Representative: Mr. Wang Changyou

Signature:	Date:

Shenzhen Rayes Group Co., Ltd.

Authorized Representative: Mr. Wang Xinping

Signature:	Date:

And now enters Dr. CA McCormack, in his individual capacity, who after reading of the entirety of the foregoing Agreement, signifies his acceptance of all of the benefits and rights inuring to him and in his favor including but not limited to all of his rights, interests and ownership of that proprietary system, the Biosphere ProcessTM System, all components thereof and associated know how developed prior to the Agreement or during the course of the undertakings called for in the Agreement, which McCormack has assigned to Global Environmental Energy Corp., for purposes of commercial marketing, manufacturing and development, through his signature affixed below.

Dr. CA McCormack